Exhibit 99.1

marineharvest

Q3 / 2015 / THIRD QUARTER MARINE HARVEST GROUP

• Operational EBIT of NOK 720 million • Strong demand in Europe • Challenging market conditions in Americas • Record high production and earnings in Feed • Quarterly dividend of NOK 1.40 per share

Q3|2015

HIGHLIGHTS - THIRD QUARTER 2015

•	Lower operational EBIT due to challenging market conditions in the Americas and higher cost of harvested fish.

•	Strong demand in Europe and good underlying demand in Asia.

•	Positive contribution from sales contracts in the quarter, but contribution lower than in the third quarter of 2014.

•	Increased production cost in Norway due to higher feed and lice mitigation costs.

•	Algae blooms and lice pressure resulting in mortality and increased costs in Scotland.

•	Positive operational EBIT in Canada, despite the weak American market affecting prices of Canadian salmon, and increasing costs due to plankton blooms and low oxygen levels in the sea.

•	Prices for Chilean salmon remaining below break even level in the American market. Costs increasing due to harvesting from higher cost sites in region XI.

•	Consumer Products negatively affected by preparation costs prior to starting up deliveries to a major UK retailer.

•	Feed experiencing another record-breaking quarter with volume, revenues and operational EBIT at all time high.

•	Harvest volume slightly above guidance. Estimated volume for the year has been reduced, from 430 000 to 425 000 tons gutted weight, due to biological issues.

•	Net cash flow per share of NOK 0.25 and underlying earnings per share (EPS) of NOK 1.08.

•	Return on capital employed (ROCE) 12.2%.

•	Net interest-bearing debt (NIBD) of NOK 8 742 million, after NOK 609 million of negative currency effects.

•	A quarterly dividend of NOK 1.40 will be paid out to the shareholders as a repayment of paid in capital.

Main figures Unaudited NOK million	Q3. 15	Q3. 14	YTD Q3. 15	YTD Q3. 14	2014
Operational revenue	**6 910**	6 202	19 899	18 633	25 496
Operational EBITDA [1)]	**1 042**	1 160	3 196	3 921	5 221
Operational EBIT [1)]	**720**	912	2 270	3 222	4 254
EBIT	**1 120**	1 012	1 315	2 208	3 633
Net financial items	**-730**	-520	-435	-1 095	-2 147
Profit or loss for the period	**207**	206	588	829	940
Cash flow from operations	**591**	875	1 857	3 410	3 944
Total assets	**37 657**	31 793	37 657	31 793	36 974
NIBD	**8 742**	7 230	8 742	7 230	9 268
EPS (NOK)	**0.46**	0.49	1.34	2.01	2.28
Underlying EPS (NOK) [2)]	**1.08**	1.50	3.43	5.33	7.01
Net cash flow per share (NOK) [3)]	**0.25**	0.36	1.16	7.11	6.65
Dividend declared and paid per share	**1.30**	1.00	3.80	7.20	8.30
ROCE [4)]	**12.2%**	19.0%	12.2%	21.5%	20.2%
Equity ratio	**47.5%**	44.6%	47.5%	44.6%	39.8%
Harvest volume, salmon, gutted weight tons (GWT)	**105 963**	107 333	309 598	313 752	418 873
Operational EBIT per kg (NOK) - Total [5)]	**6.80**	8.50	7.33	10.27	10.16
Norway	**10.11**	9.71	10.95	11.52	11.81
Scotland	**6.14**	9.95	5.22	11.58	9.62
Canada	**1.36**	4.70	2.90	11.36	9.40
Chile	**-6.50**	6.06	-5.97	6.11	4.70

1)	Excluding change in unrealized gains/losses from salmon derivatives, net fair value adjustment of biomass, onerous contracts provisions, income from associated companies, restructuring costs, impairment losses of fixed assets/intangibles and other non-operational items.

2)	Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate - per share.

3)	Net cash flow per share: Cash flow from operations and investments, net financial items paid and realized currency effects - per share.

4)	ROCE: Annualized return on average capital employed based on EBIT excluding net fair value adjustment of biomass, onerous contracts provisions and other non-operational items / Average NIBD + Equity, excluding net fair value adjustment of biomass, onerous contracts provisions and net assets held for sale, unless there are material transactions in the period.

5)	Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon).

Q3|2015

PROFIT - FINANCIAL RESULTS IN THE QUARTER

The Group’s profit hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2014.)

Operational EBIT amounted to NOK 720 million in the quarter (NOK 912 million). The contribution from Feed was NOK 73 million (NOK 20 million), and from Farming NOK 433 million (NOK 747 million). Sales and Marketing contributed with NOK 159 million (NOK 144 million) from Markets and NOK 41 million (NOK 44 million) from Consumer Products.

Operational EBIT in the period was affected by exceptional items in the amount of NOK 218 million (NOK 157 million), which relates to lice mitigation costs and exceptional mortality. Refer to Note 6 to the interim financial statements for further details.

Earnings before financial items and taxes EBIT was NOK 1 120 million (NOK 1 012 million), after a net increase in fair value on biological assets of NOK 381 million, due to higher prices and increase in biomass in sea.

Financial items

Net negative currency effects of NOK 262 million is due to the weakening of the NOK.

Other financial items include increase in fair value of conversion liability component of the convertible bond of NOK 275 million and a negative change in fair value of other financial instruments of NOK 108 million.

Cash flow and NIBD

Cash flow from operations amounted to NOK 591 million (NOK 875 million), after a seasonal build-up of working capital.

Net Capex was NOK 400 million (NOK 556 million), including gross investments of NOK 129 million in Norway (NOK 139 million). In 2014 the investments in Fish Feed amounted to NOK 200 million in the third quarter.

Quarterly dividend of NOK 585 million was distributed as return of paid in capital. NIBD increased with NOK 609 million during the quarter due to the weakening of the NOK.

GUIDING PRINCIPLE	AMBITION	ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q3	12.2%
		YTD	12.2%
Solidity	NIBD target:	September 30, 2015
	EUR 950 million	EUR 918 million
	Farming NIBD / kg EUR 1.8	Farming NIBD / kg EUR 1.7

Q3|2015

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

1) Group adjusted for eliminations.

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to own salmon in Markets and Consumer Products is allocated back to country of origin. The table below and upcoming performance review provide information along this line.

Other units reported Operational EBIT of NOK 14 million in the quarter (NOK -43 million). The currency effects of foreign currency contract sales towards NOK is recognized as income/cost of NOK 50 million in Marine Harvest ASA and Marine Harvest Norway respectively (NOK 9 million).

NOK million	SOURCES OF ORIGIN Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1)]	Group
OPERATIONAL EBIT								
Farming	492	57	2	-144	27	-1		433
Sales and Marketing								
Markets	78	43	10	24	0	-1	5	159
Consumer Products	25	3	0	0	1	0	13	41
Subtotal	**595**	**102**	**12**	**-120**	**28**	**-2**	**17**	**633**
Feed							73	73
Other entities [2)]							14	14
Total	**595**	**102**	**12**	**-120**	**28**	**-2**	**105**	**720**
Harvest volume (GWT, salmon)	58 873	16 586	8 668	18 425	3 411	0		105 963
Operational EBIT per kg (NOK) [3)]	10.11	6.14	1.36	-6.50	8.10	na		6.80
- of which Markets	1.33	2.57	1.18	1.29	-0.04	na		1.50
- of which Consumer Products	0.43	0.15	0.00	0.00	0.22	na		0.39
ANALYTICAL DATA								
Price achievement/reference price (%) [4)]	105%	104%	99%	114%	na	na		105%
Contract share(%)	43%	34%	0%	9%	68%	na		33%
Quality - superior share (%)	93%	92%	91%	87%	84%	na		91%
Exceptional items incl in Operational EBIT	-167	-19	-11	0	-22	0		-218
Exceptional items per kg (NOK)	-2.83	-1.14	-1.27	0.00	-6.31	0.00		-2.08
GUIDANCE								
Q4 2015 harvest volume (GWT)	69 000	16 000	9 000	16 000	3 000	2 000		115 000
2015 harvest volume (GWT)	257 000	52 000	40 000	64 000	10 000	2 000		425 000
2016 harvest volume (GWT)	265 000	56 000	42 000	56 000	9 500	11 500		440 000
Q4 2015 contract share (%)	51%	42%	0%	4%	0%	0%		37%

1)	Operational EBIT arising from non salmon species and 3rd party salmon not allocated to source of origin

2)	Sterling White Halibut, Headquarter and Holding companies

3)	Excluding Sterling White Halibut, Feed, Headquarter and Holding companies

4)	Sales and Marketing Price achievement

Q3|2015

MARKET OVERVIEW

Industry

The demand in Europe was good in the third quarter. This, combined with low supply growth, resulted in increased prices in Europe in the third quarter. In the US, however, prices were weak due to an increase of salmon supply into the US market, Chilean inventory adjustments and declining commodity prices for proteins in general.

Global harvest of Atlantic salmon amounted to 516 500 tons gutted weight in the third quarter, an increase of approximately 1% compared to the same quarter in 2014. This was in line with expectations.

Volumes from Norway decreased by 1% compared to the third quarter of 2014. Due to high utilization of the seawater sites in Norway in recent years, production growth was contained in the third quarter. Low seawater temperatures during the summer coupled with lower harvesting weights also contributed to this development.

Scottish volumes increased by 5% compared to the same period last year as the industry is recovering volume wise from low harvesting in the third quarter of 2014. Volume growth from the Faroes was also contained in the quarter compared to the same quarter in 2014, however, Marine Harvest will contribute to volume growth in 2016 in this region.

Volumes from Chile decreased by 2% compared to the third quarter of 2014. The biological situation remains challenging for the industry in the region.

Compared to the third quarter of 2014, the strong growth of 22% from North America was as expected, as volumes from Canada recover from low levels in 2014.

1)	NASDAQ average superior GWE/kg (gutted weight equivalent)

2)	Urner Barry average D trim 3-4 lbs FOB Miami

3)	Reference price converted back-to-plant equivalent in GWE/kg

4)	Urner Barry average GWE 10-12 lbs FOB Seattle

The year-over-year impact of significant currency fluctuations continued in the period. In the market currency, prices in Europe increased by 5% compared to the third quarter of 2014. Salmon prices dropped by 20% in Miami and 19% in Seattle in USD terms. The weakening of the NOK caused prices to develop significantly stronger in Marine Harvest’s reporting currency.

Global consumption grew 4% in the third quarter compared to the same period in 2014.

Consumption in the EU grew by 5% in the quarter. The EU market demonstrated good demand growth across several countries, including Spain and the UK. In the French market we continue to see slight improvement, whilst the trade restriction with Russia remains unchanged. Consumption in Russia declined by 13% compared to the third quarter of 2014, however this effect should be less pronounced going forward as the ban has been in place for more than one year.

Consumption in the US increased by 13% compared to the third quarter of 2014. Prices continue to be weak, however, considering the low salmon prices. Inventory levels of Chilean salmon destined for the US market has now reached a more normalized level. The general decline in commodity prices is still affecting salmon demand indirectly through lower prices for other proteins. Consumption in Brazil grew by 24% and was impressive given the price premium expansion versus Miami coupled with the depreciation of the Brazilian Real.

In China/Hong Kong the consumption declined by 3% compared to the third quarter of 2014. Consumption continues to be negatively influenced by the trade barriers between Norway and China, and lack of large sized salmon. The consumption trend in many other Asian countries such as South Korea and Taiwan continue to be impressive, facilitated by strong sushi demand and improved logistics and handling. In Japan consumption grew by 4% due to a more normalized level of inventories.

Source: Kontali and Marine Harvest

Q3|2015

Marine Harvest

Geographic market presence

Total salmon revenues in the third quarter were distributed as indicated in the graph. Europe is by far the largest market for Marine Harvest’s salmon with 71% of the total revenues (69%). Good demand in Germany and Spain drives consumption in Europe for the time being. As a result of the ban on import of salmon from most European production countries, and no Faroese volume available for harvest, there were limited sales to Russia in the third quarter of 2015 (3%).

Sales by product

The Group’s main specie is Atlantic salmon. The sales revenue distribution across products was as follows in the third quarter:

Fresh whole salmon, represented 44% of total sales revenues (50%), while fresh smoked salmon and fresh and frozen elaborated salmon combined accounted for 44% (41%). The most significant change from 2014 to 2015 has been a shift from Fresh whole salmon towards Fresh elaborated salmon products.

Branding and product development efforts

In the third quarter we continued our effort to further develop existing brands. Our premium brand, Mowi, continued the positive development in the Asian market, with volume growth of 30% compared to the second quarter of 2015.

Sales of Rebel Fish in the US market continue to grow. We will add a distributor in October thereby getting access to additional retail stores across the country. We have also hired a celebrity chef, who will be representing Rebel Fish through shows and events.

During the quarter we also continued the development of our Sales and Marketing operations through the opening of a new sales office in Seoul, South Korea. Prior to this opening we only had an office in Busan, and our processing plant in Incheon, one hour away from Seoul by car. As major salmon buyers are concentrated in Seoul, the opening will give us an opportunity to further grow our sales in the South Korean market.

Price achievement

Supply growth contributed to low prices in North America in the third quarter, while prices in the European market were significantly higher than in the third quarter of 2014. Sales in the third quarter of 2014 were affected by the market disruptions caused by the Russian ban on salmon of Norwegian and Scottish origin in August 2014. Our contract contribution was positive in the third quarter of 2015, but less favorable than the contract contribution in the third quarter of 2014. Our contract share based on harvested volume was 33% in the third quarter. The superior share of our harvested salmon was 91%, a decrease compared to the third quarter of 2014 (93%).

* Price achievement to the five farming units, Norway, Scotland, Canada, Chile and Faroes.

The combined global price achieved was 5% above the reference price in the period compared to 8% above the reference price in the third quarter of 2014 due to a less favorable contract portfolio. The contract shares ranged from 0% for Canadian salmon to 43% for Norwegian salmon.

The average price achievement is measured vs reference prices in all markets (NASDAQ for Norwegian and Faroese salmon, derived NASDAQ (NASDAQ+ NOK 1.74 in the quarter) for Scottish salmon, and Urner Barry for Chilean and Canadian salmon). The ambition over time is to exceed the relevant reference price in all markets. The price achievement in the period was above the reference price for salmon of all origins except Canadian.

Q3|2015

PROFIT - OPERATIONAL PERFORMANCE

Salmon of Norwegian origin

Operational EBIT per kg

Operational EBIT amounted to NOK 595 million (NOK 624 million) in the third quarter, which was NOK 10.11 per kg (NOK 9.71). The profitability in the four Norwegian regions showed greater variation than in the second quarter with NOK 2.61 separating the best performing region (Region West) from the lowest performing region (Region South) partly due to low harvest volume in Region South (negative scale effects). Spot prices in the third quarter were higher than in the corresponding period in 2014, while the contribution from contracts was less favorable. Significant cost increase driven by higher feed and lice mitigation costs reversed the positive reference price effect. Exceptional lice mitigation and mortality cost amounted to NOK 167 million in the third quarter.

Price and volume development

The reference price for Salmon of Norwegian origin increased both compared to the second quarter of 2015 (7%) and the third quarter of 2014 (16%) due to reduced supply and the weakening of the NOK towards EUR and other market currencies. The average reference price in the third quarter was NOK 40.72 per kg compared to NOK 35.10 per kg in the third quarter of 2014. The volume available for harvest was lower than in the third quarter of 2014 due to less favorable sea water temperatures during the summer combined with production losses due to lice treatment (lost growth and mortality). Marine Harvest had a contract share of 43% for salmon of Norwegian origin in the third quarter (40%). The overall price achieved was 5% above the reference price in the quarter (7% above). The superior share was 93% (94%).

Harvested volume in the third quarter was 58 873 tons gutted weight (64 299 tons gutted weight).

Costs and operations

The biological cost of harvested fish increased by 18% compared to the third quarter of 2014. The cost of feed per kg harvested was up by 9% compared to the corresponding quarter last year as a result of increased feed cost and higher feed conversion rates. Feed prices increased in the third quarter and prices are expected to increase further in the fourth quarter due to the low stock of Anchovies along the coast of Peru (El Niño) reducing the availability of fish meal and fish oil.

As in previous periods, sea lice mitigation costs have been high for the harvested generation. The seasonal increase in sea water temperatures have resulted in a challenging sea lice situation (more treatments and significant treatment losses). The health cost per kg harvested was 91% higher in the third quarter of 2015 than in the corresponding period in 2014, while the estimated exceptional cost related to sea lice mitigation and losses amounted to NOK 161 million (NOK 92 million). In the third quarter, exceptional sea lice mitigation costs were NOK 2.73 per kg harvested (NOK 1.43).

Non-seawater costs increased by 2% compared to the third quarter in 2014, due to increased cost of mortality and lower volume (negative scale effects). Exceptional mortality losses amounting to NOK 31 million were recognized in the quarter, of which NOK 24 million is included in the cost of lice mitigation and losses above. Losses from exceptional mortality in the third quarter of 2014 were NOK 27 million.

There has been no exceptional mortality related to Amoebic Gill Disease (AGD) in 2015. AGD mitigation efforts have resulted in increased cost for the salmon harvested in 2015. The main challenge for the Norwegian farming operations is sea lice, and substantial effort is put in to mitigate and solve the challenge.

Q3|2015

Salmon of Norwegian origin by region

Region South

•	Operational EBIT was NOK 67 million in the third quarter (NOK 80 million), or NOK 8.32 per kg (NOK 6.67).

•	The cost per kg harvested fish was high due to high lice and AGD mitigation costs, and high feed costs combined with high mortality. The feed cost was affected by higher feed prices and higher feed conversion rates.

•	Volume harvested was 8 061 tons gutted weight (11 929 tons). The volume reduction contributed to increased non-seawater cost per kg (negative scale effects).

•	Losses during treatment and poor performing smolt caused exceptional mortality in the net amount of NOK 5 million in the third quarter.

•	Sea water temperatures were normal in the third quarter, but production was negatively affected by high mortality.

•	Compared to 2014, the sea lice situation at the end of the third quarter in 2015 was better. The use of cleaner fish at all sites, and our new sea lice strategy, keeping adult female lice and thus lice reproduction at a minimum, has contributed to this development.

Region West

•	The best performing region in the third quarter measured in Operational EBIT and Operational EBIT per kg. Operational EBIT was NOK 207 million in the quarter (NOK 213 million), or NOK 10.93 per kg (NOK 9.80).

•	The cost per kg harvested fish was high due to high lice mitigation and feed costs combined with high mortality. The feed cost was affected by higher feed prices and higher feed conversion rates. Harvest of small fish further affected the cost and price achieved for harvested fish in the third quarter.

•	Volume harvested was 18 980 tons gutted weight (21 696 tons). The volume reduction contributed to increased non-seawater cost per kg (negative scale effects).

•	Two escape incidents reported in September where it is estimated that approximately 450 fish escaped.

•	Exceptional mortality in the amount of NOK 10 million was recognized in the quarter due to lice treatment losses.

•	4 sites were ASC certified in the third quarter.

Region Mid

•	Operational EBIT was NOK 136 million in the third quarter (NOK 215 million), or NOK 9.28 per kg (NOK 11.49).

•	The cost per kg harvested fish was high in the quarter due to high lice mitigation costs, increasing feed costs and high mortality. The feed cost was affected by higher feed prices and higher feed conversion rates. Harvest of small fish further affected the cost and price achieved for fish harvested in the third quarter.

•	Volume harvested was 14 660 tons gutted weight (18 741 tons). The volume reduction contributed to increased non-seawater cost per kg (negative scale effects).

•	Exceptional mortality in the amount of NOK 13 million was recognized in the quarter due to lice treatment.

•	Sea water temperatures were normal in the third quarter, but production was negatively affected by mortality and lost feeding days during lice treatment.

•	One escape incident reported in September where it is estimated that approximately 1 415 fish escaped.

Region North

•	Operational EBIT was NOK 185 million in the third quarter (NOK 116 million), or NOK 10.76 per kg (NOK 9.76).

•	The cost per kg harvested fish was high in the quarter due to increasing feed and lice mitigation costs.

•	Volume harvested was 17 172 tons gutted weight (11 933 tons). The volume increase contributed to decreased non-seawater cost per kg (scale effects).

•	Exceptional mortality in the amount on NOK 2 million was recognized in the quarter due to lice treatment losses.

•	Slow growth in sea in the period due to lost feeding days during lice treatment.

•	Good results with non-medicinal lice treatment tools combined with our new sea lice strategy contributed to a controlled lice situation in the third quarter.

•	One escape incident reported in July where it is estimated that 1 998 fish escaped.

Q3|2015

Salmon of Scottish origin

Operational EBIT per kg

Operational EBIT amounted to NOK 102 million in the third quarter (NOK 137 million), which was NOK 6.14 per kg (NOK 9.95). The reduction in margin is a result of reduced prices and increased costs due to mortality and biological challenges.

Price and volume development

The reference price in local currency was down by approximately 3% in the quarter compared to the third quarter of 2014 due to increased competition from Norwegian salmon as a result of the strengthening of the GBP towards the NOK. The average exchange rate NOK/GBP for the third quarter of 2015 was 12.74, compared to 10.42 in the same period in 2014 (an increase of 22%). The price premium achievement in the spot market was lower than in the third quarter of 2014, and the contribution from contracts was lower than in the same quarter last year due to a less favorable contract portfolio and lower contract share. The contract share was 34% in the quarter, compared to 49% last year. The superior share was 92% (94%). As a result of the above, the overall price achievement compared to the reference price was less favorable than in the third quarter of 2014, and the absolute price achieved was 11% below the price achieved in the third quarter last year.

The third quarter harvest volume was 16 586 tons gutted weight which is an increase from the corresponding period in 2014 (13 740 tons).

Costs and operations

Biological challenges have contributed to a relatively high cost level for salmon of Scottish origin. The strengthening of the GBP towards the NOK has contributed further to reduced competitiveness for Scottish salmon. Compared to the third quarter of 2014, the feed cost has been slightly reduced in local currency due to improved feed conversion rates. Other sea water costs have in local currency remained stable year-over-year.

Non-seawater costs have increased compared to the third quarter of 2014. The biological conditions have been challenging for our Scottish operations in the quarter and algae blooms have contributed to gill damage. Gill damage combined with high sea lice pressure, has resulted in significant losses during lice treatment. Mortality losses due to AGD, lice treatment, PD and algae blooms amounted to NOK 19 million in the third quarter (NOK 13 million).

We experienced one escape incident in the third quarter, with a total loss of one fish.

Q3|2015

Salmon of Canadian origin

Operational EBIT per kg

Operational EBIT amounted to NOK 12 million in the third quarter (NOK 33 million), which was NOK 1.36 per kg (NOK 4.70). The reduction in profitability is due to a significant reduction in the reference price and increased costs compared to the third quarter of 2014.

Price and volume development

The market for fresh whole Canadian salmon remained challenging in the third quarter mainly due to a significant increase in the supply of salmon of North American origin. After a dip in supply in 2013 and the first half of 2014, the supply of North American salmon started to increase in the third quarter of 2014. In the third quarter of 2015 the increase was approximately 22% compared to 2014. Despite the significant volume increase, prices increased significantly in the first half of the quarter, but the increase was temporary and at the end of the quarter prices were again down to a level of USD 2.33 per lb gutted weight (Urner Barry 10-12 lb). The average for the quarter was USD 2.36 per lb. This is significantly down from the peak level of above USD 4 per lb gutted weight in the beginning of 2014. Compared to the third quarter of 2014, the reference price in market currency (USD) was down by approximately 19%.

The price achievement in the third quarter was 1% below the reference price due to increased downgrading (prices achieved in the third quarter of 2014 were equal to the reference price). There were no contracts for salmon of Canadian origin in the third quarter of 2015 and 2014. The superior share was 91% in the period (88%).

Harvested volume was 8 668 tons gutted weight in the third quarter (7 052 tons).

Costs and operations

Biological costs for salmon harvested in the quarter increased by 4% compared to the third quarter of 2014. The feed cost per kg harvested salmon increased by 7% due to increased cost of feed raw materials. Other seawater costs have remained relatively stable year on year. The health cost increased slightly compared to the third quarter of 2014 but remains significantly lower per kg harvested than in Norway and Scotland.

Non-seawater costs increased by 12% compared to the third quarter of 2014 due to increased cost of mortality. The summer and early fall of 2015 has been a period of significantly higher seawater temperatures than normal on the west coast of Canada. With elevated sea water temperatures the presence of plankton has been earlier  and at higher levels than normal. In addition the usual low oxygen conditions associated with the fall also arrived early, and as a consequence mortality losses and lost feeding days increased. We recognized total exceptional mortality in the amount of NOK 11 million in the third quarter, the majority of it related to losses due to plankton blooms (NOK 5 million). Lost growth as a result of the lost feeding days has been estimated to 7% in the period April to September 2015, with the majority of the shortfall coming in the third quarter

Two of our Canadian sites were ASC certified in the third quarter.

Q3|2015

Salmon of Chilean origin

Operational EBIT per kg

Operational EBIT amounted to NOK -120 million in the third quarter (NOK 101 million) which was NOK -6.50 per kg (NOK 6.06). The reduction in market prices compared to the third quarter of 2014 and increased costs were the drivers behind the loss.

Price and volume development

The Urner Barry reference price for Chilean salmon was down by 20% compared to the third quarter of 2014 due to weak demand. The supply of Chilean salmon was slightly down compared to the third quarter of 2014, which contributed to increased prices in the first half of the quarter. However, the increased overall supply into the US and Brazilian markets, including sales from stock, caused prices to remain below break-even level, with falling prices towards the end of the quarter. At the end of the quarter prices were down to a level of USD 3.28 per lb D trim fillet delivered Miami (Urner Barry 3-4 lbs D trim fillet). The average for the quarter was USD 3.56 per lb. Prices in the Brazilian market were also low in USD, but better than in the US market. The price achieved for salmon of Chilean origin was 14% above the reference price in the quarter, with the primary driver being good price achievement in the US and South American spot markets compared to the reference price. The contract share was 9% in the period (25%). The superior share was 87% (88%).

Harvested volume was 18 425 tons gutted weight in the third quarter (16 736 tons).

Costs and operations

Compared to 2014, costs in our Chilean operations have increased significantly, driven by increased biological costs.

The biological development in Chile remains a concern both with regards to sea lice and Salmon Rickettsial Septicaemia (SRS). The sea lice load at the end of the quarter was higher than in the corresponding period in 2014.

Compared to the third quarter of 2014, the biological cost has increased by 17%. The cost of feed per kg harvested has been stable, while other sea water costs have increased by 41% from the third quarter of 2014. The main drivers behind the cost increase are medication, insurance, labor and smolt cost. During the third quarter we harvested out the trout we acquired as part of the Acuinova aquisition. We also harvested Atlantic salmon from region XI (Acuinova aquisition) at a higher cost than our Atlantic salmon from region X. The Region XI fish currently being harvested, was put to sea prior to Marine Harvest taking ownership of the Acuinova assets.

A one month closure of the processing plant in region XI contributed to higher non-seawater cost per kg in the third quarter.

There was no exceptional mortality recognized in Chile in the third quarter (NOK 6 million).

Q3|2015

Salmon of Irish origin

Operational EBIT amounted to NOK 28 million in the third quarter (NOK 6 million), which was NOK 8.10 per kg (NOK 2.58).

Achieved prices were 5% higher in the third quarter of 2015 than in the corresponding period in 2014. The biological cost has been reduced compared to 2014 due to reduced other seawater costs. The feed cost for harvested fish has remained stable compared to 2014. Volume increase and cost saving initiatives have contributed to reduction of non-seawater cost per kg (scale effects). Very challenging biological conditions mainly due to algae blooms resulted in exceptional mortality in the amount of NOK 22 million (NOK 4 million), which reversed the positive scale and cost savings effect. Harvest volume was 3 411 tons gutted weight (2 419 tons) due to good growth in the spring combined with accelerated harvest.

Salmon of Faroese origin

As noted in the fourth quarter 2014 report, due to the limited number of sites in operation, we have extended periods without harvesting on the Faroe Islands. There has as a result been no harvest of salmon of Faroese origin in the first three quarters of 2015. Harvesting will commence in the fourth quarter of 2015.

Q3|2015

Consumer Products

Please note that the operational EBIT for salmon in MH Consumer Products also is included in the results per country of origin.

Consumer Products is the Business Unit comprising former Morpol and VAP Europe. Consumer Products has activities in two areas - fresh and chilled (smoked).

Operational EBIT

The third quarter is normally a challenging quarter for Consumer Products due to shut downs for vacation and low activity. The quarter was also affected by preparation costs for the start up of deliveries to a major retailer from our plant in Rosyth, Scotland (third quarter loss NOK 23 million). Operational EBIT ended at NOK 41 million in the quarter (NOK 44 million). The operational EBIT margin was 1.7% (2.2%).

Price and volume development

Consumer Product’s operating revenues were NOK 2 393 million in the third quarter (NOK 2 056 million).

The average price achieved in EUR in the third quarter increased compared to the corresponding quarter in 2014 due to a more favorable product mix with increased sales of main products and MAP (modified atmosphere packed products). Total volume sold in the third quarter was 25 116 tons product weight (24 251 tons). The volume increase is mainly due to increased fresh sales. Salmon sales volume has increased slightly, but salmon’s share of total volume sold has been reduced compared to 2014 due to increased sales of other species. The salmon share of total volume was 73% (74%).

Market wise we currently experience strong growth in Southern Europe (Spain in particular), and the German market remains strong. France is still a challenging market, but we see slight improvement compared to the market contraction experienced in 2014. Compared to historic levels, the number of times per year French consumers eat salmon (frequency) has been reduced. We continue our effort to grow sales through the introduction of new products and through cross-selling of existing products.

Costs and operations

Our Chilled operations were profit making, while our Fresh operations were loss making in the third quarter. The losses in our Fresh operations were mainly due to additional costs in our plant in Rosyth.

Our efforts to improve the operational efficiency continues in our fresh operations and we see improvement both in efficiency and processing cost per kg, partly driven by the introduction of robots in 2014. The positive effects were, however, reversed by continued losses in the Rosyth plant. Losses in this entity in the third quarter were NOK 23 million (loss of NOK 1 million) due to additional preparation costs for start up of a major retail customer. Deliveries to the new client will start in the fourth quarter. We continue our efforts to transfer products destined for the UK market to this plant. Operational EBIT for our Fresh operations amounted to NOK -15 million in the quarter or NOK -1.42 per kg.

In our chilled/smoked operations, we see a slight improvement in the French market, but volumes sold remain below the pre-recession level. Sales of specialty and fresh products have increased compared to 2014, partly driven by Sushi gaining preference in the German, Austrian and Swiss markets. Efficiency/yield improvements continue to result in reduced cost per kg, but price pressure in the market and increased raw material prices outweighed the efficiency improvements in the third quarter. Operational EBIT for our Chilled operations amounted to NOK 56 million in the quarter or NOK 3.76 per kg.

Q3|2015

Feed

Operational EBIT

The third quarter is, due to seasonality, the best quarter of the year for our feed operation. With high seawater growth in farming, the quarter was another record quarter both for volume sold, revenues and operational EBIT. Operational EBIT ended at NOK 73 million in the third quarter (NOK 20 million), while the operational EBIT margin was 7.1% (3.7%) .

Price and volume development

Operating revenues were NOK 1 027 million in the third quarter (NOK 539 million). Total volume sold in the period was 97 897 tons, which constituted 85% of the total feed used in our Norwegian farming operations in the third quarter (55 384 tons and 46%). Due to favorable sea water temperatures the third quarter is the quarter with the most optimal conditions for feeding and fish growth on the northern hemisphere. The increase in volume compared to the second quarter is driven by the seasonal effect.

Compared to the third quarter of 2014, which was the first operational quarter for the feed plant, the volume increase is a result of improved operational efficiency, removal of bottlenecks in the plant and production for inventory. In the third quarter we sold approximately 6 800 tons from inventory built up in June. Despite the significant increase in fish feed self sufficiency, we target further reduction in the third party share of feed going forward.

The internal price between feed and farming is set at market terms and benchmarked against third parties. As the biggest buyer of salmon feed globally, we are able to efficiently benchmark our own feed towards third party suppliers both with regards to price and quality. We do not sell feed to third party farming operations.

Costs and operations

We continue our production of smolt and broodstock diets to reduce the dependency on third party feed purchases. Our ambition is to further reduce the third party share of feed in our Norwegian farming operations going forward.

Our feed operation continues the positive development with regards to efficiency and volume produced. In August in excess of 31 600 tons of fish feed was produced, the highest monthly volume so far in the history of the plant.

Low biomass of anchovies on the coast of Peru contributed to significant increases in the quoted fish meal prices in the third quarter. It is not expected that Peru will be a major source of fish meal and fish oil until April 2016 and other sources are therefore being explored. Prices are expected to continue to increase. Our fish feed operation is covered for fish meal and fish oil through the fourth quarter of 2015 and the first quarter of 2016 respectively. We continue our work to substitute raw materials in order to develop the optimal diets.

Q3|2015

PEOPLE - SAFE AND MEANINGFUL JOBS

Employee safety and employees’ self-respect and personal pride cannot be compromised if Marine Harvest is to succeed as a company with good relationships with the local communities.

Employee Health and Safety

In the third quarter, the Group recorded 76 LTIs for own employees. The increase from 2014 is 17. The increase is driven by Chile and Consumer Products where there were 8 and 61 LTIs respectively in the quarter compared with 1 and 52 in the same period in 2014. Measured in LTIs per million hours worked (rolling average), the figure has been stable year on year at 12.47 (12.41).

Absenteeism increased slightly from 5.2% in the third quarter of 2014 to 5.3% in 2015.

Awarded for the annual report

For the second year in a row, Marine Harvest was on the podium in the Farmand Award. The Farmand Award is the annual event to name the best Annual Reports in Norway.

This year we were awarded silver, one step up from 2014. In general the jury praises our integrated approach to reporting, using our four guiding principles as the backbone for the report. The annual report is a joint effort between Finance, Global R&D and Technical, Sales and Marketing and Communication.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q3 2015 Achievement
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked was 12.47. Programs are in place to reduced the number.
Healthy working environment	Absenteeism < 4%	Absenteeism of 5.3% in the quarter.

PRODUCT - TASTY AND HEALTHY SEAFOOD

Marine Harvest will not compromise on the ability to continually deliver assuredly healthy, tasty and responsibly produced seafood to the Group’s customers. Through this, long-term financial solidity will be delivered.

Growing interest for ASC Salmon

The interest for ASC salmon is growing. An uneven supply pattern has made extensive fixed volume contracting challenging, but with a more even supply going forward, we are expecting to substantially grow our sales of ASC salmon.

During the third quarter six additional sites were ASC certified, four in Norway and two in Canada.

Branding efforts continue

Rebel Fish

Sales of Rebel Fish in the US market continue to grow. We will add a distributor in October thereby getting access to additional retail stores across the country. We have also hired a celebrity chef, who will be representing Rebel Fish through shows and events.

Mowi

Our premium brand, Mowi, continued the positive development in the Asian market, with volume growth of 30% compared to the second quarter of 2015.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q3 2015 Achievement
Food quality and safety	Supply seafood with valuable health benefits for its quality and documented safety	Health targets met

Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs	Continuous effort with existing brands.

Q3|2015

PLANET - SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

All Marine Harvests operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. To maintain fish health, avoid escapes and minimize the environmental impact of the operations, the Group needs the best skilled people.

Escape prevention

Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate escapes. In the third quarter there were five escape incidents, four in Norway and one in Scotland where approximately 3 900 fish escaped in total. Remediating actions have been taken.

Fish health

Infectious Salmon Anaemia (ISA): In the third quarter of 2015 there was one new ISA confirmed site in the Chilean industry. One Marine Harvest site was confirmed ISA positive in the second quarter. This site has now been harvested out. We continue to support strict measures to immediately harvest out sites with ISA .

Pancreas Disease (PD): There were four sites diagnosed with PD in Norway in the third quarter, compared to six in the third quarter of 2014. There was one new sites diagnosed with PD in Scotland and one in Ireland in the third quarter of 2015 (no sites in these countries in the third quarter of 2014). PD was a cause of reduced survival in Scotland and Ireland in the third quarter, but the losses were not significant.

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Paramoeba perurans, has been causing Amoebic Gill Disease, and elevated historical mortality and reduced performance in Scotland and Ireland. Since 2013, the amoeba has also been found in Norway. The presence of the amoeba increases with higher seawater temperatures and the challenge was therefore higher in the third quarter, resulting in treatments carried out in several of our farming entities. Exceptional mortality was recognized in this regard in Scotland and Ireland in the third quarter. The Group’s health teams and seawater production departments take immediate action when challenges arise.

Lice management

Marine Harvest actively works to reduce the sea lice load in all farming units. Regions South, West and North in Norway, Scotland and Canada all reported lower sea lice levels at the end of the third quarter of 2015 than at the corresponding time in 2014.

Region Mid Norway, Ireland, Faroe Island and Chile reported higher sea lice levels than at the same time in 2014. The lice count in Chile is currently controlled by medicines used in rotation, including Salmosan, but it remains a concern due to the high number of treatments required per cycle to maintain the lice load at acceptable levels. Extensive stocking of cleanerfish has been carried out in Norway, Ireland and Scotland during 2015. Extensive commercial testing of non-medicinal tools and approaches are ongoing in collaboration between the Global R&D and Technical department and operating units in Chile, Norway and Scotland.

SRS a growing concern for salmon farming in Chile

Salmonid Rickettsial Septicaemia (SRS) is caused by an intracellular bacterium. It occurs mainly in Chile and over the past months we have seen a significant increase in the need for treatment. SRS is treated using licensed antibiotics and is at present by far the number one reason for our use of antibiotics in our operations. In the third quarter treatment was carried out at several sites in Chile (ref point medicine use below). SRS is currently a major biological concern in Chilean salmon farming.

Medicine use

Marine Harvest focuses on preventing infectious diseases and limiting their spread. If fish get infected, they are treated with approved medicines. In the third quarter, our use of antibiotics was 41 grams per ton biomass produced mainly due to SRS in Chile, compared to 31 grams per ton in the third quarter of 2014.

Additional farms ASC certified

In 2013, we announced our commitment to have 100% of our farms ASC certified. As of the close of the third quarter we had 33 sites certified (28 in Norway, 1 in Scotland, 1 in Ireland and 3 in Canada). Several additional sites have been audited and are expected to be certified during the fourth quarter. Marine Harvest is taking the lead in ASC implementation and we are committed to demonstrate an environmentally responsible development in our organization. For further information regarding sustainability and biological risk management, reference is made to the 2014 Annual report.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q3 2015 Achievement
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	Five escape incidents and approximately 3 900 fish lost

Ensure healthy stocks minimising diseases and losses in the farming activities	Increase survival rates	Accumulated mortality (in numbers) was 3.73% which is an increase from the third quarter of 2014 (3.30%)

Q3|2015

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER

Marine Harvest welcomes license decision in Ireland

In the third quarter Marine Harvest Ireland was notified of decision to grant aquaculture and foreshore licenses for a site at Shot Head in Bantry Bay.

Marine Harvest Ireland applied for this license more than four years ago, in June 2011. The company plans an investment of EUR 3.5 million in a new salmon farm which will create eight sustainable long-term jobs post-construction. Marine Harvest Ireland currently operates a fish production site at Roancarrig on the western side of Bantry Bay. By developing a second site for organic salmon in Bantry Bay, the continuing development of stocking, harvesting, fallowing and rotation programs can be advanced in compliance with international best practice, thereby securing the long-term future of aquaculture in the area.

Granted two new licenses for R&D purposes in Norway

Through our Center for Aquaculture Competence (CAC), Marine Harvest Norway has recently been granted two new licenses (780 ton MAB (maximum allowed biomass) per license) for R&D purposes. CAC has, after being granted the two new licenses, five licenses for R&D purposes.

Access to the Russian Market

According to Yulia Melano in the Russian Federal Service for Veterinary and Phytosanitary Surveillance (Rosselkhoznadzor), Norwegian salmon and trout has from October 23, 2015 again been allowed entrance to Russia. The conditions for access are that the fish comes from one of six approved Norwegian suppliers, one of them being Marine Harvest, and that the salmon/trout has undergone value added processing in Belarus.

Awarded for the annual report

For the second year in a row, Marine Harvest was on the podium in the Farmand Award. The Farmand Award is the annual event to name the best Annual Reports in Norway. This year we were awarded silver, one step up from 2014.

Ownership limitations in Norway removed

The Minister of Fisheries has removed the rule that limits the percentage ownership one company may take in the Norwegian salmon farming industry. The argument is that the salmon farming industry should have the same operational terms as other industries. The change means that it no longer will be required to apply for approval of acquisitions that gives a company an ownership of more than 15% of the total production capacity in the Norwegian salmon industry.

Dividend of NOK 1.40 per share

The Board has decided to pay out a quarterly dividend of NOK 1.40 per share to the shareholders in the form of repayment of paid in capital.

Q3|2015

OUTLOOK STATEMENT FROM THE BOARD OF DIRECTORS

The quarterly operational performance was characterized by good prices in Europe due to strong demand across several countries. The weakening of the NOK versus the EUR further contributed to higher salmon prices expressed in NOK terms. In the US, prices continue to be weak. The increase in supply of salmon and the decline in commodity prices for proteins in general have had a negative effect on prices. We have seen a substantial drop in salmon retail prices in the US market in the third quarter. Together with improved contribution and product development this will presumably stimulate future demand.

The cost trend for the salmon farming industry continued up in the third quarter due to rising input factors and biological issues. In particular, costs related to sea lice are currently unacceptably high, and the Board stresses that costs and associated biological performance need to be improved going forward. This is not only important from a production cost perspective but also in terms of achieving environmental sustainable production for the salmon farming industry in general.

Marine Harvest has a vision of zero sea lice and has implemented a new sea lice management strategy in 2015. Some of its key initiatives include keeping the adult female sea lice levels low in all pens, at all times, and not only at site level. The use of different types of cleaner fish is extensive across all farming operations. Ensuring that the pens are clean substantially improves the effectiveness of the cleaner fish. The use of lice skirts, submerged lighting and optical lasers are examples of additional measures used to reduce the sea lice pressure. Marine Harvest has a policy of counting lice weekly on pen level and treating pens which exceed 0.2 adult female sea lice. Non-medical treatments are normally used as the first treatment option. The Board is pleased with Marine Harvest’s farming achievements in the county of Agder. Through area control and use of cleaner fish the lice count is kept low and it has been almost five years since medical treatment for delousing has been carried out. Sharing of best practices and good husbandry are also key aspects of Marine Harvest’s sea lice management strategy.

Over the past few years Marine Harvest has made substantial investments into value added products. For the first time in a third quarter, the share of fresh smoked salmon and fresh and frozen elaborated salmon combined was as high as 44% for Marine Harvest, equivalent to the share of fresh whole salmon for the period. This marks a significant milestone and the organization’s ambition is to further drive the increase in value added concepts and products in the years to come.

The increased share of produced and sold elaborated products will drive efficiency gains within Marine Harvest’s Consumer Products division over time. The Board sees opportunities from the division’s innovations. Several new modified atmosphere products have been developed. The Rosyth plant in Scotland incurred preparation costs in the quarter which negatively affected results. However, the plant is now positioned for increased production on the back of a significant long term contract for elaborated products, which should improve plant utilization and results in the periods to come.

The Board is very pleased with the continued learning and progress seen within the Feed segment. The new production record set in the quarter demonstrates operational excellence throughout the feed organization. Previously announced add-on capital expenditures have resulted in good returns and are expected to contribute to sustained good profits going forward.

Marine Harvest has a clear growth strategy which includes further consolidation of the industry. The Board believes that improved area management in all farming regions is a prerequisite for improved biological performance. Greater collaboration between industry participants or company mergers and acquisitions may change the industry structure for the better.

Global supply growth in 2016 is expected to be contained. In Norway the biomass is currently lower compared to last year. In Chile the smolt release figures have been reduced in 2015 compared to 2014 and the average harvest weights have come down. Underlying global demand growth is expected to be robust going forward. As such, the market balance is expected to remain tight. The 12 month Nasdaq forward price has recently increased from NOK 42 per kg and is currently traded about NOK 44 per kg.

A quarterly dividend of NOK 1.40 per share will be issued under the authorization granted by the AGM. The dividend will be distributed in the form of repayment of paid in capital.

Q3|2015

SUMMARY YEAR TO DATE

•	Lower operational EBIT due to challenging market conditions in the Americas and higher cost of harvested fish.

•	Positive underlying demand in Europe, but continued challenging market conditions in the Americas

•	Positive contribution from sales contracts.

•	Increased production cost in Norway, due to higher feed and lice mitigation costs.

•	Cost increases in Scotland due to biological challenges and lower volume (negative scale effects).

•	Positive operational EBIT in Canada despite challenging market conditions in the Americas. Plankton blooms and low oxygen levels affecting costs in the third quarter, but high volume has mitigated increased cost per kg year to date.

•	The merger process between Marine Harvest Chile and AquaChile was terminated and a restructuring of Marine Harvest Chile initiated in the second quarter. Prices below break even level contributing to substantial losses year to date.

•	Improvement in Consumer Products compared to 2014.

•	Continuous good operational performance and results in Feed.

•	Harvest volume somewhat below guidance. Estimated volume for the year has been reduced, from 430 000 to 425 000 tons gutted weight, due to biological issues.

•	Net cash flow per share of NOK 1.16 and underlying earnings per share of NOK 3.43.

•	Return on capital employed (ROCE) 12.2%.

•	Net interest-bearing debt (NIBD) of NOK 8 742 million. The EUR 350 million convertible bonds have been converted to share capital/redeemed.

•	Dividend of NOK 3.80 has been paid out in 2015 and a third quarter dividend of NOK 1.40 per share will be paid out to the shareholders, all as repayment of paid in capital.

RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2014 Annual report.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

Oslo October 27, 2015

The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy	Leif Frode Onarheim	Cecilie Fredriksen	Lisbet K. Nærø
CHAIRMAN OF THE BOARD	VICE CHAIRMAN OF THE BOARD

Ørjan Svanevik	Heléne Vibbleus

Lars Eirik Hestnes	Stein Mathiesen	Kjellaug Samland	Alf-Helge Aarskog
CHIEF EXECUTIVE OFFICER

Q3|2015

Forward looking statements

This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, future capital expenditures and investments and the expected returns therefrom, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market,  demographic and pricing trends, strategic initiatives, financial target (including ROCE and NIBD), planned operational expenses, product demand and trends, supply trends, expected price levels, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s annual report on Form 20-F for the year ended December 31, 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

Q3|2015

INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Q3|2015

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in NOK million	Note	9/30/2015	6/30/2015	12/31/2014	9/30/2014
ASSETS					
Licenses		6 894.1	6 656.7	6 514.9	6 148.7
Goodwill		2 480.3	2 402.6	2 416.9	2 353.5
Deferred tax assets		164.7	224.6	147.3	123.2
Other intangible assets		174.3	164.1	166.5	154.5
Property, plant and equipment		9 061.0	8 624.9	8 257.2	7 113.8
Investments in associated companies		1 020.2	919.5	978.2	883.5
Other shares and other non-current assets		21.6	20.3	180.6	146.4
Total non-current assets		**19 816.2**	**19 012.6**	**18 661.6**	**16 923.6**
Inventory		2 484.9	2 470.5	2 400.8	2 035.8
Biological assets	5	9 827.5	8 786.8	10 014.0	8 614.6
Current receivables		4 838.9	4 175.6	4 470.7	3 448.3
Cash		681.2	552.3	1 408.2	730.0
Total current assets		**17 832.6**	**15 985.2**	**18 293.7**	**14 828.6**
Asset held for sale		8.8	8.1	19.0	41.0
Total assets		**37 657.5**	**35 005.9**	**36 974.3**	**31 793.2**

EQUITY AND LIABILITIES					
Equity		17 897.4	17 822.8	14 702.2	14 179.1
Non-controlling interests		8.5	8.3	16.0	14.3
Total equity		**17 905.9**	**17 831.1**	**14 718.2**	**14 193.3**
Deferred tax liabilities		3 252.3	3 212.2	3 568.9	3 027.9
Non-current interest-bearing debt		9 294.9	8 130.5	10 669.1	7 952.9
Other non-current liabilities		1 242.6	962.5	2 334.4	1 915.8
Total non-current liabilities		**13 789.8**	**12 305.2**	**16 572.5**	**12 896.6**
Current interest-bearing debt		127.8	106.7	7.0	6.6
Other current liabilities		5 833.9	4 762.9	5 676.6	4 696.7
Total current liabilities		**5 961.7**	**4 869.6**	**5 683.7**	**4 703.2**
Total equity and liabilities		**37 657.5**	**35 005.9**	**36 974.3**	**31 793.2**

Q3|2015

CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

2015	Attributable to owners of Marine Harvest ASA							Non-controlling interests	Total equity
Unaudited, in NOK million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Total		
Equity 01.01.2015	3 077.8	9 267.9	23.8	30.7	660.8	1 641.2	14 702.1	**16.0**	**14 718.2**
Comprehensive income									
Profit						587.5	587.5	0.2	587.7
Other comprehensive income			-23.8		721.4	-91.3	606.3	0.9	607.2
Transactions with owners									
Share based payment				21.5			21.5		21.5
Sale of non-controlling interests								-8.7	-8.7
Bond conversion	297.8	3 344.8					3 642.5		3 642.5
Repayment of paid in capital		-1 662.5					-1 662.5		-1 662.5
Total equity end of period	**3 375.6**	**10 950.2**	**0.0**	**52.2**	**1 382.2**	**2 137.3**	**17 897.4**	**8.5**	**17 905.9**

2014	Attributable to owners of Marine Harvest ASA							Non-controlling interests	Total equity
NOK million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Total		
Equity 01.01.2014	3 077.8	9 719.3	58.3	8.4	-150.7	3 605.4	16 318.5	**27.8**	**16 346.3**
Comprehensive income									
Profit						935.6	935.6	3.9	939.5
Other comprehensive income			-34.5		811.5	54.6	831.6	-3.9	827.7
Transactions with owners									
Share based payment				22.3			22.3		22.3
Sale of non-controlling interests								-11.5	-11.5
Dividends						-2 954.4	-2 954.4	-0.2	-2 954.6
Repayment of paid in capital		-451.4					-451.4		-451.4
Total Equity 12/31/2014	**3 077.8**	**9 267.9**	**23.8**	**30.7**	**660.8**	**1 641.2**	**14 702.2**	**16.0**	**14 718.2**

Q3|2015

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

1) Excluded restricted cash

Q3|2015

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION

Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.

This interim report has not been subject to any external audit or review.

These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented.

Note 2 ACCOUNTING PRINCIPLES

All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2014 (as published on the OSE on April 28 2015 and as filed publicly with the SEC on April 28 2015). No new standards have been applied in 2015.

Significant fair value measurements in accordance with IFRS 13:

Biological assets

Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each Business Unit.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the Business Unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

Derivative financial instruments and other shares

Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date.

Conversion liability component of convertible bond

The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 2 in the fair value hierarchy, using a valuation technique based on observable data.

Note 3 ESTIMATES AND RISK EXPOSURE

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognized amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting. All changes in estimates are reflected in the financial statements as they occur.

Marine Harvest is exposed to a number of operational and financial risk factors. The main operational risk factors are the development in the salmon price, biological risk linked to the salmon farming operations, the development in the salmon feed prices and feed utilization and regulatory risk. Financially, the main risk factors are linked to general fluctuations in interest rates and exchange rates, credit risk and liquidity risk.

All risk factors are described in the 2014 Annual Report.

Q3|2015

Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three Business Areas, Feed, Farming and Sales and Marketing. Feed and Farming are separate reportable segments. Sales and Marketing is divided in two reportable segments, Markets and Consumer Products.

The performance of the segments is monitored to reach the overall objective of maximizing the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

Unrealized internal margin from sale of fish feed from Feed to Farming is eliminated in the Group financial statements until the fish that consumed the feed is sold. In the segment reporting the internal profit is included in Operational EBIT for Business Area Feed, and the elimination is included in EBIT.

Q3|2015

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
NOK million			Markets	Consumer Products			
YTD Q3.15							
External revenue	3.3	567.1	12 486.6	6 799.3	42.2	0.0	19 898.6
Internal revenue	1 918.2	11 858.3	2 260.4	221.2	233.0	-16 491.1	0.0
Operational revenue	1 921.5	12 425.4	14 747.0	7 020.5	275.2	-16 491.1	19 898.6
Change in unrealized sales salmon derivatives	0.0	-55.9	0.0	0.0	-26.5	55.9	-26.5
Revenue in profit and loss	1 921.5	12 369.6	14 747.0	7 020.5	248.7	-16 435.2	19 872.0
Operational EBITDA	176.9	2 308.9	469.5	241.1	0.0	0.0	3 196.4
Operational EBIT	118.5	1 638.9	447.7	87.3	-22.6	0.0	2 269.7
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-6.9	-6.9
Change in unrealized salmon derivatives	0.0	-55.9	0.0	55.9	-54.7	0.0	-54.7
Fair value adjustment on biological assets	0.0	2 122.3	0.0	0.0	-4.2	0.0	2 118.1
Fair value uplift on harvested fish	0.0	-3 049.1	0.0	0.0	-0.6	0.0	-3 049.6
Onerous contracts provisions	0.0	69.1	0.0	0.0	0.0	0.0	69.1
Restructuring cost	0.0	-83.5	0.0	-42.2	-10.5	0.0	-136.2
Non-operational legal issues	0.0	21.7	0.0	0.0	0.0	0.0	21.7
Income from associated companies	0.0	112.4	0.0	-1.3	0.0	0.0	111.1
Impairment losses	0.0	-29.8	0.0	2.2	0.0	0.0	-27.6
EBIT	118.5	746.1	447.7	101.8	-92.6	-6.9	1 314.6
YTD Q3.14							
External revenue	13.3	454.6	11 986.2	6 126.4	52.6	0.0	18 633.2
Internal revenue	549.8	11 765.0	2 093.3	245.9	135.9	-14 789.9	0.0
Operational revenue	563.1	12 219.6	14 079.4	6 372.4	188.5	-14 789.9	18 633.2
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	17.0	0.0	17.0
Revenue in profit and loss	563.1	12 219.6	14 079.4	6 372.4	205.5	-14 789.9	18 650.2
Operational EBITDA	3.8	3 474.5	381.6	132.2	-71.0	0.0	3 921.0
Operational EBIT	-13.9	2 954.0	364.0	1.2	-82.8	0.0	3 222.4
Unrealized profit adjustment	0.0	0.0	0.0	0.0	0.0	-36.7	-36.7
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	18.1	0.0	18.1
Fair value adjustment on biological assets	0.0	3 214.0	0.0	0.0	2.4	0.0	3 216.4
Fair value uplift on harvested fish	0.0	-4 240.0	0.0	0.0	0.0	0.0	-4 240.0
Onerous contracts provisions	0.0	149.9	0.0	0.0	0.0	0.0	149.9
Restructuring cost	0.0	0.0	-7.7	-42.0	0.0	0.0	-49.8
Non-operational legal issues	0.0	0.0	0.0	0.0	-168.2	0.0	-168.2
Income from associated companies	0.0	94.2	0.0	0.0	0.0	0.0	94.2
Impairment losses	0.0	0.0	0.0	1.2	0.0	0.0	1.2
EBIT	-13.9	2 172.1	356.2	-39.6	-230.5	-36.7	2 207.7
2014							
External revenue	4.4	659.9	15 878.6	8 887.8	65.0	0.0	25 495.8
Internal revenue	1 210.7	15 588.7	2 978.9	347.2	229.4	-20 354.9	0.0
Operational revenue	1 215.1	16 248.6	18 857.5	9 235.1	294.4	-20 354.9	25 495.8
Change in unrealized sales salmon derivatives	0.0	0.0	0.0	0.0	35.5	0.0	35.5
Revenue in profit and loss	1 215.1	16 248.6	18 857.5	9 235.1	329.9	-20 354.9	25 531.3
Operational EBITDA	84.2	4 358.9	542.2	299.7	-64.3	0.0	5 220.8
Operational EBIT	47.1	3 651.2	518.4	118.7	-81.4	0.0	4 254.0
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-92.2	-92.2
Change in unrealized salmon derivatives	0.0	0.0	0.0	0.0	54.4	0.0	54.4
Fair value adjustment on biological assets	0.0	5 004.5	0.0	0.0	3.2	0.0	5 007.7
Fair value uplift on harvested fish	0.0	-5 518.5	0.0	0.0	0.0	0.0	-5 518.5
Onerous contracts provisions	0.0	23.7	0.0	0.0	0.0	0.0	23.7
Restructuring cost	0.0	-1.9	-8.5	-42.5	0.0	0.0	-52.9
Non-operational legal issues	0.0	0.0	0.0	0.0	-168.2	0.0	-168.2
Income from associated companies	0.0	149.5	0.0	0.0	0.0	0.0	149.5
Impairment losses	0.0	-7.1	-1.4	-15.6	0.0	0.0	-24.1
EBIT	47.1	3 301.5	508.5	60.6	-192.0	-92.2	3 633.4

Q3|2015

Note 5 BIOLOGICAL ASSETS

NOK million	Norway	Scotland	Canada	Chile	Other	TOTAL
Fair value adjustment on harvested fish in the statement of comprehensive income						
Q3. 15	-638.8	-152.9	-54.7	-55.8	-72.2	**-974.4**
Q3. 14	-830.4	-178.4	-60.0	-125.2	-69.8	**-1 263.8**
YTD Q3. 15	-2 325.1	-307.0	-174.6	-110.9	-132.0	**-3 049.6**
YTD Q3. 14	-2 752.6	-595.6	-308.6	-396.4	-186.8	**-4 240.0**
2014	-3 670.4	-719.2	-376.6	-482.0	-270.2	**-5 518.5**
Fair value adjustment on biological assets in the statement of comprehensive income						
Q3. 15	1 073.0	102.1	99.9	51.3	29.5	**1 355.8**
Q3. 14	1 059.4	120.4	28.3	89.3	37.4	**1 334.8**
YTD Q3. 15	1 504.0	224.2	202.7	14.7	172.4	**2 118.1**
YTD Q3. 14	2 143.5	298.4	202.6	405.4	166.4	**3 216.4**
2014	3 869.0	465.4	235.0	257.8	180.5	**5 007.7**
Volumes of biomass in sea (1 000 tonnes)						
30.09.15						**276.7**
30.06.15						**247.1**
31.12.14						**284.2**
30.09.14						**268.3**
Fair value adjustment on biological assets in the statement of financial position						
30.09.15						
Fair value adjustment on biological assets	1 240.6	102.5	114.4	-236.8	103.0	**1 323.7**
Biomass at cost*						**8 503.8**
Total biological assets						**9 827.5**
30.06.15						
Fair value adjustment on biological assets	806.4	148.8	68.0	-215.7	140.1	**947.6**
Biomass at cost*						**7 839.2**
Total biological assets						**8 786.8**
31.12.14						
Fair value adjustment on biological assets	2 061.7	169.9	86.1	-115.7	56.4	**2 258.4**
Biomass at cost*						**7 755.6**
Total biological assets						**10 014.0**
Reconciliation of changes in carrying amount of biological assets						
Carrying amount 01.07.15						8 786.8
Cost to stock						3 550.2
Change in fair value						1 355.8
Fair value adjustment on harvested biomass						-974.4
Mortality for fish in sea						-85.2
Cost of harvested fish						-2 998.1
Currency translation differences						192.3
Total carrying amount of biological assets as of 9/15/2030						**9 827.5**
Price sensitivities effect on fair value - (salmon only)						
The sensitivities are calculated based on a NOK 1 change of the salmon price in all markets (fish between 1-4 kg is measured proportionately based on their level of completion).						
	98.9	21.0	21.7	27.0	9.4	**178.0**

* Includes costs related to seawater, freshwater and broodstock

Q3|2015

Note 6 EXCEPTIONAL ITEMS

Note 7 FINANCIAL ITEMS

Note 8 EARNINGS PER SHARE

Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of conversion liability component, adjusted for estimated taxes. The conversion liability component on the convertible bond was not "in the money" at the end of the reporting period.

Average diluted number of shares is affected by the share price bonus call options to senior executives.

The effect on EPS is dilutive, and diluted EPS is calculated.

Q3|2015

Note 9 CONVERTIBLE BONDS

NOK million

	Statement of financial position			Statement of comprehensive income		
	Non-current interest-bearing debt	Conversion liability components 2013-bond	2014-bond	Interest expenses	Net currency effects	Other financial items
Initial recognition						
EUR 350 mill 2013-bond	2 267.1	378.0				
EUR 375 mill 2014-bond	2 554.2		486.3			
Subsequent measurement						
Recognized 2013 and 2014						
Interest and currency effects	833.4			-328.4	-637.7	
Change in fair value of conversion liability component		822.2	532.0			-1 354.2
Net recognized 2013 and 2014				-328.4	-637.7	-1 354.2
Recognized 2015						
Q1 and Q2						
Coupon interest				-29.7		
Amortized interest	69.8			-69.8		
Currency effects	-180.9				180.9	
Change in fair value of conversion liability components		79.0	-170.6			91.6
Converted to shares	-2 688.2	-1 273.7				
Redeemed bond	-15.9	-5.5				
Q3. 15						
Coupon interest				-8.2		
Amortized interest	28.7			-28.7		
Currency effects	241.0				-241.0	
Change in fair value of conversion liability components			274.6			-274.6
Net recognized end of period	**3 109.2**	**0.0**	**1 122.3**	**-136.4**	**-60.1**	**-183.0**

The EUR 350 million convertible bonds, due in 2018, were converted to shares/redeemed during 2015.

The carrying amount of the debt liability component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current interest-free liabilities in the statement of financial position.

Note 10 SHARE CAPITAL

Q3|2015

Note 11 SHAREHOLDERS

Major shareholders as of 30.09.2015:

September 11, 2015 Geveran Trading Co Ltd (Geveran), which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, acquired 3 million shares in Marine Harvest pursuant under the forward contract announced December 23, 2013. Framar AS, a company owned by Marine Harvest's Chairman Ole-Eirik Lerøy, acquired 3 million shares in Marine Harvest from Geveran under the forward contract announced on 23 December 2013. Framar sold 2.5 million shares in Marine Harvest at a price of NOK 96.86 per share.

Subsequent to these transactions Ole-Eirik Lerøy and his affiliates hold 3 222 000 shares and Geveran holds 117 351 603 shares in Marine Harvest.

In addition Geveran has TRS agreements relating to 3 million shares in Marine Harvest ASA, with expiration date December 7, 2015. The exercise price on the agreements is NOK 96.6611 per share.

Note 12 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)